

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2019

Logan Hennessey
Vice President
Newmont Goldcorp Corporation
6363 South Fiddlers Green Circle
Greenwood Village, Colorado 80111

Re: Newmont Goldcorp Corporation
Current Report on Form 8-K
Exhibit No. 10.1
Filed July 5, 2019
CIK No. 0001164727

Dear Ms. Hennessey:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance